

February 12, 2014

Via E-mail
Jeffrey D. Buchanan
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01102-2208

Re: **Smith & Wesson Holding Corporation**
Form 10-K for Fiscal Year Ended April 30, 2013
Filed June 25, 2013
Form 8-K Filed June 25, 2013
Form 10-Q for Fiscal Quarter Ended October 31, 2013
Filed December 10, 2013
Response dated February 4, 2014
File No. 1-31552

Dear Mr. Buchanan:

We have reviewed your response letter dated February 4, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

19. Commitments and Contingencies, page F-34
Litigation, page F-34

1. We note your response to comment 4 in our letter dated January 16, 2014. It remains unclear whether management believes there are claims where it is reasonably possible a material loss in excess of accrual has been incurred. You state that you are unable to estimate the range of reasonably possible losses but it is unclear if you have provided disclosure of the nature of the claims that you are unable to estimate the range of reasonably possible losses in excess of accrual. Please advise and revise your draft disclosures accordingly.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Item 4. Controls and Procedures, page 26

2. We note the disclosure you intend to include in your next Form 10-Q regarding the implementation of the new ERP system and the impact on your internal control over financial reporting. Please revise your draft disclosure to clearly state, if correct, that there *were* changes in your internal control over financial reporting that occurred during the second quarter of fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

        You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant